Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

January 17, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     Touchstone Mining Limited
Form SB-2 Registration Statement
File No. 333-130696

Dear Mr. Reynolds:

In response to your letter of comments dated January 4, 2006, please be advised as follows:

Comment:

An updated accountant's consent which bears only one date has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak